________________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Westin Hotels Limited Partnership

(Name of Subject Company (Issuer))

Starwood Hotels & Resorts Worldwide, Inc.

WHLP Acquisition LLC

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class of Securities)

Kenneth S. Siegel, Esq.

Executive Vice President, General Counsel and Secretary
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(914) 640-8100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☑     Third-party tender offer subject to Rule 14d-1

      ☐     Issuer tender offer subject to Rule 13e-4.

      ☑     Going-private transaction subject to Rule 13e-3.

      ☐     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO

      This Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission (the “SEC”) by WHLP Acquisition LLC (the “Purchaser”), a Delaware limited liability company which is wholly owned by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” and together with the Purchaser, the “Filing Persons”) as a preliminary communication before the commencement of the tender offer. Because the Offer to Purchase document is also serving as a Solicitation Statement relating to a consent solicitation by the Filing Persons, it has also been filed as part of the Preliminary Proxy Statement filed on Schedule 14A by the Filing Persons. This Schedule TO relates to the contemplated offer by the Filing Persons for all of the outstanding limited partnership units (the “Units”) of Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), at a cash price of $600 per Unit, without interest, reduced by the amount of distributions per Unit, if any, made by the Partnership from July 7, 2003 until the date on which Purchaser purchases the Units tendered pursuant to the Offer to Purchase and Solicitation Statement (the “Offer to Purchase”). Because the contemplated tender offer would be a Rule 13e-3 transaction, this Schedule TO is also being filed on the date hereof in compliance with that rule.

      The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Assignment and Transfer Agreement is hereby incorporated by reference herein in answer to the items of this Schedule TO.

Item 1.     Summary Term Sheet.

      The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.     Subject Company Information.

      (a) Name and Address. The name of the Partnership is Westin Hotels Limited Partnership. The address of its principal executive office is 1111 Westchester Avenue, White Plains, New York 10604. The phone number of its principal executive office is 1-800-323-5888.

      (b) Securities. The securities which are the subject of the Offer are the “Units of Limited Partnership Interest” issued by the Partnership. According to the Schedule 14D-9 filed by the Partnership with the SEC on August 1, 2003, as of August 1, 2003, there were 135,600 Units outstanding.

      (c) Trading Market and Price. The information set forth in “SPECIAL FACTORS — Determination of the Offer Price” of the Offer to Purchase is incorporated herein by reference.

Item 3.     Identity And Background of Filing Person.

      (a) Name and Address. The names of the filing persons are Starwood Hotels & Resorts Worldwide, Inc. and WHLP Acquisition LLC, which is wholly owned by Starwood. The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Description of Purchaser, Starwood, the General Partner and the Partnership” and “SCHEDULE I — Directors and Executive Officers of Starwood,” and “SCHEDULE I — Directors and Executive Officers of the Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 4.     Terms of the Transaction.

      (a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “THE TENDER OFFER — Terms of the Offer; Expiration Date,” “THE TENDER OFFER — Acceptance for Payment and Payment for Units,” “SPECIAL FACTORS — Effects of the Offer,” and “SPECIAL FACTORS — Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

      (b) Purchases. The filing persons are not aware that any Units offered to be purchased are held by affiliates of the subject company.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions. The information set forth in “SPECIAL FACTORS — Transactions, Negotiations and Agreements” of the Offer to Purchase is incorporated herein by reference.

      (b) Significant Corporate Events. The information set forth in “SPECIAL FACTORS — Background to the Tender Offer,” and “SPECIAL FACTORS — Purpose of the Tender Offer; Future Plans” of the Offer to Purchase is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

      (a) Purposes. The information set forth in “SPECIAL FACTORS — Background to the Tender Offer” and “SPECIAL FACTORS — Purpose of the Tender Offer; Future Plans” of the Offer to Purchase is incorporated herein by reference.

      (c)(1) through (7) Plans. The information set forth in “SPECIAL FACTORS — Effects of the Offer” and “SPECIAL FACTORS — Purpose of the Offer; Future Plans” of the Offer to Purchase is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

      (a) Source of Funds. The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Source and Amount of Funds for the Offer” of the Offer to Purchase is incorporated herein by reference.

      (b) Conditions. Not applicable.

      (d) Borrowed Funds. Not applicable.

Item 8.     Interest in Securities of the Subject Company.

      (a) Securities Ownership. The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Equity Interest in Partnership” of the Offer to Purchase is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in “SPECIAL FACTORS — Transactions, Negotiations and Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.     Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations. The information set forth in “THE TENDER OFFER — Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.     Financial Statements.

      (a) Financial Information. The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Selected Historical Financial Data for the Partnership” of the Offer to Purchase is incorporated herein by reference.

      (b) Pro Forma Information. Not applicable.

Item 11.     Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in “SPECIAL FACTORS — Purpose of the Tender Offer; Future Plans” and “THE TENDER OFFER — Certain Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

      (b) Other Material Information. None.

Item 12.     Exhibits.

(a)(1)(A)	Offer to Purchase and Solicitation Statement.
(a)(1)(B)	Agreement of Assignment and Transfer.(1)
(a)(1)(C)	Consent Form.
(a)(1)(D)	Notice of Withdrawal from the Offer.(2)
(a)(1)(F)	Letter to Unitholders.*
(a)(3)	Offer to Purchase and Solicitation Statement (filed as Exhibit (a)(1)(A) above).
(a)(5)(A)	Text of Starwood press release, dated August 4, 2003.(3)

(a)(5)(B)	Text of Starwood press release, dated August 19, 2003.(4)
(a)(5)(C)	Letter to Unitholders, dated August 22, 2003.(5)
(d)(1)	The Amended and Restated Agreement of Limited Partnership of Westin Hotels Limited Partnership as of December 31, 1986, as amended.(6)
(d)(2)	The Merger Agreement (included as Annex F to the Offer to Purchase and Solicitation Statement filed as Exhibit (a)(1)(A) above).

(1)	Incorporated by reference from Exhibit (a)(1)(b) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(2)	Incorporated by reference from Exhibit (a)(1)(d) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(3)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 4, 2003.

(4)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 19, 2003.

(5)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 25, 2003.

(6)	Incorporated by reference from Exhibit (d)(1) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

*	To be filed.

Item 13.     Information Required By Schedule 13e-3.

          Item 2.     Subject Company Information.

      (d) Dividends. The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

      (e) Prior Public Offerings. Not applicable.

      (f) Prior Stock Purchases. The information set forth in “SPECIAL FACTORS — Transactions, Negotiations and Agreements” of the Offer to Purchase is incorporated herein by reference.

          Item 4.     Terms of the Transactions.

      (c) Different Terms. Not applicable.

      (d) Appraisal Rights. The information set forth in “OTHER MATTERS — No Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. Not applicable.

      (f) Eligibility for Listing or Trading. Not applicable.

          Item 5.     Past Contracts, Transactions, Negotiations and Agreements.

      (c) Negotiations or Contacts. The information set forth in “SPECIAL FACTORS — Background of the Tender Offer” and “SPECIAL FACTORS — Purpose of the Offer; Future Plans” of the Offer to Purchase is incorporated herein by reference.

      (e) Agreements Involving the Subject Company’s Securities. The information set forth in “SPECIAL FACTORS — Risk Factors” of the Offer to Purchase is incorporated herein by reference.

     Item 6.     Purposes of the Transaction and Plans or Proposals.

      (b) Use of Securities Acquired. The information set forth in “SPECIAL FACTORS — Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

      (c)(7) The termination of registration of the Units under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (c)(8) The suspension of the subject company’s obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Item 7.	Purposes, Alternatives, Reasons and Effects.

      (a) Purposes. The information set forth in “SPECIAL FACTORS — Background of the Tender Offer” and “SPECIAL FACTORS — Purpose of the Tender Offer; Future Plans” of the Offer to Purchase is incorporated herein by reference.

      (b) Alternatives. The information set forth in “SPECIAL FACTORS — Alternatives Considered to the Offer” of the Offer to Purchase is incorporated herein by reference.

      (c) Reasons. The information set forth in “SPECIAL FACTORS — Purpose of the Tender Offer; Future Plans” of the Offer to Purchase is incorporated herein by reference.

      (d) Effects. The information set forth in “SPECIAL FACTORS — Effects of the Offer,” “SPECIAL FACTORS — Certain United States, Federal Income Tax Considerations” and “SPECIAL FACTORS — Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Fairness of the Going-Private Transaction.

      (a) Fairness. The information set forth in “SPECIAL FACTORS — Fairness of the Offer” of the Offer to Purchase is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness. The information set forth in “SPECIAL FACTORS — Fairness of the Offer” of the Offer to Purchase is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in “SPECIAL FACTORS — Fairness of the Offer” and “SPECIAL FACTORS — RISK FACTORS — We will control the voting decisions of Unitholders” of the Offer to Purchase is incorporated herein by reference.

      (d) Unaffiliated Representative. The information set forth in “SPECIAL FACTORS — Fairness of the Offer” and “SPECIAL FACTORS — Risk Factors — The General Partner may have a conflict of interest with respect to the Offer and the Consent Solicitation” of the Offer to Purchase is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in “SPECIAL FACTORS — Fairness of the Offer” and “SPECIAL FACTORS — Risk Factors — The General Partner may have a conflict of interest with respect to the Offer and the Consent Solicitation” of the Offer to Purchase is incorporated herein by reference.

      (f) Other Offers. Not Applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

      (a) Report, Opinion or Appraisal. The information set forth in “SPECIAL FACTORS — Fairness of the Offer” and “SPECIAL FACTORS — Determination of the Offer Price” of the Offer to Purchase is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “SPECIAL FACTORS — Determination of the Offer Price” of the Offer to Purchase is incorporated herein by reference.

      (c) Availability of Documents. The information set forth in “OTHER MATTERS — Available Information; Incorporation by Reference” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

      (a) Source of Funds. The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Source and Amount of Funds for the Offer” of the Offer to Purchase is incorporated herein by reference.

      (b) Conditions. Not applicable.

      (c) Expenses. The information set forth in “OTHER MATTERS — Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

      (d) Borrowed Funds. Not applicable.

Item 12.	The Solicitation or Recommendation.

      (d) Intent to Tender or Vote in a Going-Private Transaction. Not Applicable.

      (e) Recommendations of Others. Except as set forth in “SPECIAL FACTORS — Fairness of the Offer” of the Offer to Purchase which is incorporated herein by reference, none of the General Partner, any executive officer or director of the General Partner, any person controlling the General Partner or any executive officer or director of any person ultimately controlling the General Partner has made a recommendation either in support of or opposed to the Offer other than by Starwood and its employees pursuant to the Offer to Purchase and statements made in connection therewith.

Item 13.	Financial Statements.

      The information set forth in “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Selected Historical Financial Data for the Partnership” and “OTHER MATTERS — Available Information; Incorporation by Reference,” of the Offer to Purchase is incorporated herein by reference.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used.

      (b) Employees and Corporate Assets. The information set forth in “OTHER MATTERS — Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase and Solicitation Statement.
(a)(1)(B)	Assignment and Transfer Agreement.(1)
(a)(1)(C)	Consent Form.
(a)(1)(D)	Notice of Withdrawal from the Offer.(2)
(a)(1)(F)	Letter to Unitholders.*
(a)(3)	Offer to Purchase and Solicitation Statement (filed as Exhibit (a)(1)(A) above).
(a)(5)(A)	Text of Starwood press release, dated August 4, 2003.(3)
(a)(5)(B)	Text of Starwood press release, dated August 19, 2003.(4)
(a)(5)(C)	Letter to Unitholders, dated August 22, 2003.(5)
(a)(5)(D)	Letter to Unitholders, dated September 23, 2003(6)
(c)(1)	Houlihan Lokey Fairness Opinion dated August 1, 2003 with respect to the offer to purchase Units by Kalmia Investors, LLC.(7)
(c)(2)	Fairness Presentation to the Board of Directors of the General Partner dated August 1, 2003 by Houlihan Lokey.(8)
(c)(3)	Houlihan Lokey Fairness Opinion dated July 18, 2003 with respect to the offer to purchase Units by Windy City Investments LLC.(9)
(c)(4)	Draft Refinancing Valuation by Jones Lang LaSalle as of July 24, 2003.(10)
(c)(5)	Draft Refinancing Valuation by Jones Lang LaSalle as of May 7, 2003.(11)
(c)(6)	Appraisal Update Report, The Westin Michigan Avenue-Chicago, Chicago Illinois prepared by HVS International dated September 25, 2000.(12)
(c)(7)	Self-Contained Appraisal Update Report, The Westin-Chicago, Chicago, Illinois, prepared by HVS International, dated March 8, 1998.(13)
(d)(1)	The Amended and Restated Agreement of Limited Partnership of Westin Hotels Limited Partnership as of December 31, 1986, as amended.(14)
(d)(2)	The Merger Agreement (included as Annex F to the Offer to Purchase and Solicitation Statement filed as Exhibit (a)(1)(A) above).

(1)	Incorporated by reference from Exhibit (a)(1)(b) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(2)	Incorporated by reference from Exhibit (a)(1)(d) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(3)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 4, 2003.

(4)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 19, 2003.

(5)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 25, 2003.

(6)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on September 24, 2003.

(7)	Incorporated by reference from Exhibit (E)(1) to the Schedule 14D-9 filed with the SEC by the Partnership on August 6, 2003.

(8)	Incorporated by reference from Exhibit (E)(2) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(9)	Incorporated by reference from Exhibit (E)(1) to the Schedule 14D-9 filed with the SEC by the Partnership on July 18, 2003.

(10)	Incorporated by reference from Exhibit (c)(4) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(11)	Incorporated by reference from Exhibit (c)(5) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(12)	Incorporated by reference from Exhibit (c)(6) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(13)	Incorporated by reference from Exhibit (c)(7) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(14)	Incorporated by reference from Exhibit (d)(1) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

*	To be filed.